Ref: adr310806

30 August 2006

GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
Email
paul.cooper@gusplc.com

United States Securities
and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street NW
Washington DC20549
USA

SUPPL

Dear Sir

Exemption number 82-5017

In connection with the above exemption by the SEC in respect of the ADR programme of the Company, I enclose a schedule of the relevant documents issued since our last return together with copies thereof as appropriate.

Yours faithfully

PAUL COOPER
ASSISTANT COMPANY SECRETARY

Enc.

SCHEDULE OF DOCUMENTS ISSUED
11 AUGUST 2006 TO 30 AUGUST 2006

COMPANIES HOUSE FILINGS		
30 August 2006	-	Forms 88(2) re allotment of shares

LONDON STOCK EXCHANGE ANNOUNCEMENTS/FILINGS – INCLUDING THOSE LISTED ON THE RNS FEED SECTION OF THE GUS plc CORPORATE WEBSITE		
17 August 2006	-	Director/PDMR Shareholding
17 August 2006	-	Additional listing
23 August 2006	-	Additional listing
23 August 2006	-	ARG joint venture
24 August 2006	-	Additional listing
25 August 2006	-	Additional listing
29 August 2006	-	Additional listing
29 August 2006	-	Shareholder approval
29 August 2006	-	Result of Court meeting
30 August 2006	-	Additional listing

EXEMPTION NJ
82 5017

GUS

Ref: chcorres.pgc.roc88(2)s

30 August 2006

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 0 5 2006
WASH. D.C.
203

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

Dear Sir

Allotment of shares

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

Paul Cooper

Assistant Company Secretary

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc
	Page 1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	02	08	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	53,293		
Nominal value of each share	29 3/43p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.7550		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited A/C Desig: ESOS; Part ID :142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 53,293
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **53,293**

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed ______________________ **Date** 30 August 2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD

ESP-EXEC/ ELA/10148 Tel: 0870 836 4064

DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc
	1 of 2

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	*Day*	*Month*	*Year*	*Day*	*Month*	*Year*
	02	08	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	702	689	3,742
Nominal value of each share	29 3/43p	29 3/43p	29 3/43p
Amount (if any) paid or due on each Share *(including any share premium)*	384p	523p	508p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)*	

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL CONTINUED**	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 30 AUGUST 2000

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street
Manchester
M12 4JD

Tel: 0870 836 4064 Facsimile: 0870 836 4056

DX number DX exchange

Shareholder details		Shares and share class allotted	
Name	Cazenove Nominees Limited	Class of shares allotted	Number allotted
Address	12 Tokenhouse Yard, London.	Ordinary	358
UK Postcode	EC2R 7AN		
Name		Class of shares allotted	Number allotted
Address	PLEASE SEE ATTACHED SCHEDULE	Ordinary	7,636
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**7,994**
UK Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 30 August 2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street
Manchester
M12 4JD

Tel: 0870 836 4064 Facsimile: 0870 836 4056

DX number DX exchange

GUS plc

Attachment to Form 88(2) dated 30 August 2006

Title	Forename(s)	Surname	Address					Shares Allotted
MRS	ELIZABETH ANNE	ASHTON	5 ROSTHWAITE CLOSE	HAWKLEY HALL	WIGAN	LANCASHIRE	WN3 5RN	1,047
MRS	MARGARET LOUISE	BUXTON	33 THE CRESENT	STOWMARKET	SUFFOLK		IP14 2AT	495
MRS	MARILYN	COSHAM	2 WINDRUSH COURT	READING	BERKSHIRE		RG30 2NF	425
MISS	VERONICA	COVELL	18 TURRET ROAD	NEWCASTLE UPON TYNE	TYNE AND WEAR		NE15 7TE	244
MS	AMANDA CAROLE	DEERING	2 ROCK VIEW PARK	ROCHE	ST AUSTELL	CORNWALL	PL26 8QA	1,532
MRS	KIM SHARON	ELLIOTT	68 CLAUDIAN WAY	CHADWELL ST MARY	GRAYS	ESSEX	RM16 4QH	107
MR	DAVID JOHN	HUDSON	10 HONEYSUCKLE GROVE	NOTTINGHAM	NOTTINGHAMSHIRE		NG6 8PW	175
MRS	CHRISTINE	MCGINLEY	15 ERICCSON CLOSE	WANDSWORTH	LONDON		SW18 1SQ	341
MR	ALAN	MILNE	5 SCOTT ROAD	PRESTBURY	MACCLESFIELD	CHESHIRE	SK10 4DN	659
MRS	JULIE	PLUMMER	16 REINDEER ROAD	FAZELEY	TAMWORTH	STAFFORDSHIRE	B78 3SN	245
MR	JONATHAN HOWARD	RILEY	19 CRAIG CLOSE	HEATON NORRIS	STOCKPORT	CHESHIRE	SK4 2BH	983
MRS	LYN	STARLING	2 MENDIP AVENUE	SKELTON	SALTBURN	CLEVELAND	TS12 2JB	283
MR	PAUL RAYMOND	THOMPSON	8 CROFT ROAD	CAMBLESFORTH	SELBY	NORTH YORKSHIRE	YO8 8JL	527
MR	RICHARD DAVID	THORNE	BROOMFIELD	124A MAIN ROAD	SMALLEY	ILKESTON	DE7 6DS	388
MRS	MOIRA JOSEPHINE	TOMLINSON	33 WALSINGHAM AVENUE	ALKRINGTON	MANCHESTER	LANCASHIRE	M24 1SR	71
MRS	KAREN	WILSON	3 NEWTON LANE	OUTWOOD	WAKEFIELD	WEST YORKSHIRE	WF1 3JD	114
								7,636

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	04	08	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary	Ordinary
Number allotted	1367	396	466	5
Nominal value of each share	~~29.75p~~ 29 3/43p	~~29.75p~~ 29 3/43p	~~29.75p~~ 29 3/43p	~~29.75p~~ 29 3/43p
Amount (if any) paid or due on each Share *(including any share premium)*	£5.23	£5.08	£6.48	£6.87

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name -	Class of shares Allotted	Number allotted
Address – Cazenove Nominees Ltd – Designation SAD 20 Moorgate London EC2R 6DA	ORDINARY	2234

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed ______________________ **Date** 30 August 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query.

Mr Paul Cooper, GUS plc, The Works, 5 Union Street, Manchester M12 4JD Tel: 0870 836 4064
Lloyds TSB Registrars, Sophie de Lucia Tel 01903 833035
DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	07	08	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	27,377		
Nominal value of each share	29 3/43p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.7550		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited A/C ESOS Part ID 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 27,377
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 27,377

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 30 August 2006

A ~~director~~ / secretary / admi~~nistrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC/ JW/10237 Tel: 0870 836 4064
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

1 of 1

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	08	08	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,394		
Nominal value of each share	29 3/43p		
Amount (if any) paid or due on each Share *(including any share premium)*	384p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)*	

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details		Shares and share class allotted	
Name	Mr Andrew James Wilson	Class of shares allotted	Number allotted
Address	Weldon Farm, Pollards Lane, Southwell, Nottinghamshire.	Ordinary	4,394
UK Postcode	NG25 0TN		
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**4,394**
UK Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed ______________________ **Date** 30 August 2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper) The Works
5 Union Street Manchester M12 4JD
Tel: 0870 836 4064 Facsimile: 0870 836 4056
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	10	08	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,103		
Nominal value of each share	29 3/43p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.7550		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited A/C ESOS Part ID 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 2,103
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 2,103

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 30 August 2000

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC/KT10316 Tel: 0870 836 4064
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	10	08	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	7,401		
Nominal value of each share	29 3/43p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.7550		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited A/C ESOS Part ID 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 7,401
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 7,401

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 30 August 2000

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC/AL/10299 Tel: 0870 836 4064
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

1 of 1

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	15	08	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,515		
Nominal value of each share	29 3/43p		
Amount (if any) paid or due on each Share *(including any share premium)*	384p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)*

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details		Shares and share class allotted	
Name	Mrs Gail Marie Peplowl	Class of shares allotted	Number allotted
Address	33 Valeside Gardens, Colwick, Nottingham, Nottinghamshire.	Ordinary	3,515
UK Postcode	NG4 2EL		
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**3,515**
UK Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed ______________________ **Date** 30 August 2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street
Manchester
M12 4JD

Tel: 0870 836 4064 Facsimile: 0870 836 4056

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	16	08	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,255		
Nominal value of each share	29 3/43p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.7550		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID: 142CN, Designation: 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 5,255
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 5,255

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed ________________ **Date** 30 August 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC/RW/10394 Tel: 0870 836 4064
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	16	08	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,271	5,691	
Nominal value of each share	29 3/43p	29 3/43p	
Amount (if any) paid or due on each share *(including any share premium)*	£6.7550	£6.5300	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Cazenove Nominees Limited A/C ESOS Part ID 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Ordinary	5,691
Name Mr Stuart Hassall Address The Old Barn, School Lane, Dinton, Bucks UK Postcode HP17 8UZ	Ordinary	1,271
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	**TOTAL**	6,962

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ______________________ **Date** 30 August 2000

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC/JW/10427 Tel: 0870 836 4064
DX number DX exchange

Exemption number 82-5017

GUS

Ref: PGC/ann170806Trust

17 August 2006

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
Tel 0870 836 4064
Fax 0870 836 4056
www.gusplc.com

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Gordon Bentley - Company Secretary
SECURITY NUMBER:	810863
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Paul Cooper, 0870 836 4064

SEE ATTACHED ANNOUNCEMENT

GUS plc
("THE COMPANY")
DIRECTOR/PDMR SHAREHOLDING

The Company has been advised by Abacus Corporate Trustee Limited ("Abacus") that Abacus, as trustee of the GUS plc ESOP Trust ("the Trust"), now holds 9,468,073 Ordinary shares of 29 3/43 pence each in the Company. The notification from Abacus was received by the Company on 16 August.

As announced on 21 June, the holding at that date was 9,715,704 shares of 29 3/43 pence each and since then there has been a reduction of 247,631 shares as:

- 47,539 shares have been transferred to a nominee on behalf of participants in GUS plc's UK share plans, and
- 200,092 shares have been released in connection with the exercise of options granted under The North America Stock Option Plan.

Directors of the Company are potential beneficiaries of the Trust and accordingly any changes in the shareholdings by the Trust are deemed to change their interests in the Ordinary share capital of the Company.

Exemption number 82-5017

RNS Number:7731H
GUS PLC
17 August 2006

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 200,000 Ordinary shares of 29 3/43p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

The Block listings consist of 50,000 shares to be issued under the GUS plc 1998 Approved Executive Share Option Scheme and 150,000 shares to be issued under the GUS plc 1998 Non-Approved Executive Share Option Scheme.

Exemption number 82-5017

REG-GUS PLC Additional Listing Released: 23/08/2006

RNS Number:9938H
GUS PLC
23 August 2006

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 170,000 Ordinary shares of 29 3/43p each under the Company's Savings Related Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

Exemption number 82-5017

REG-GUS PLC ARG Joint venture Released: 23/08/2006

RNS Number:0061I
GUS PLC
23 August 2006

23 August 2006

GUS plc
ARG joint venture with Barclays

GUS plc, the retail and business services group, today announces that Argos Limited, part of ARG, and Barclays Bank PLC have signed a Shareholders' Agreement in relation to a 50:50 joint venture company. The joint venture will develop an Argos credit card proposition and new personal loan products for Argos and Homebase. ARG's existing Argos and Homebase store card operations are not impacted by this arrangement.

Commenting on the joint venture, Terry Duddy, Chief Executive of Argos Retail Group, said:

"This joint venture will enable the future development of new additional lending products that will continue to enhance the choice, value and convenience that we offer our customers. We are pleased to be working in partnership with Barclays, one of the largest financial services companies in the world."

Additional information

Each party has made a de minimis capital contribution to the joint venture. A Services Agreement will be entered into between Argos Limited, Barclays Bank PLC and the joint venture company (ARG Personal Finance Limited) later this year when the business of the joint venture company will become fully operational. If the Services Agreement is not signed by 31 December 2006, the Shareholders' Agreement will terminate without prejudice to Argos Limited or Barclays Bank PLC.

Enquiries

GUS

Richard Ashton	Finance Director, ARG	020 7495 0070
Stuart Ford	Head of Investor Relations, ARG	

Finsbury

Rollo Head	020 7251 3801

GUS announcements are available on its website, www.gusplc.com.

About ARG
ARG is the UK's leading home and general merchandise retailer with sales of over £5.5 billion in the year ended 31 March 2006. It sells products under two distinctive and complementary retail brands, Argos and Homebase.

Argos is a unique retailer recognised for choice, value and convenience. It sells over 17,000 general merchandise products for the home through its network of more than 650 stores, online and over the phone. Argos' Internet site, www.argos.co.uk, is the second most popular Internet retail site in the UK.

Homebase is the UK's second largest home improvement retailer and is recognised for choice, style and customer service across the wider home enhancement market. It has more than 300 large, out of town stores, which sell over 30,000 products, as well as a growing Internet offering at www.homebase.co.uk.

Argos and Homebase are supported by an in-house financial services business, ARG Financial Services, which provides a range of credit and insurance products to their customers through all customer-facing channels of stores, online and over the phone. ARG Financial Services is one of the largest store card providers in the UK, having over one million active store card customers.

About Barclays Bank PLC

Barclays Bank PLC is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. We are one of the largest financial services companies in the world by market capitalisation. Operating in over 60 countries and employing over 118,000 people, we move, lend, invest and protect money for over 25 million customers and clients worldwide. With over 300 years of history and expertise in banking, Barclays Bank PLC has six major businesses including Barclaycard.

Barclaycard is one of the leading credit card businesses in Europe and has 11.2 million UK customers and 5.3 million international cards in issue.

Certain statements made in this announcement are forward-looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual events or results to differ materially from any expected future events or results referred to in these forward-looking statements.

Exemption number 82-5017

REG-GUS PLC Additional Listing Released: 24/08/2006

RNS Number:0537I
GUS PLC
24 August 2006

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 170,000 Ordinary shares of 29 3/43p each under the Company's Savings Related Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

Exemption number 82-5017

REG-GUS PLC Additional Listing Released: 25/08/2006

RNS Number:1123I
GUS PLC
25 August 2006

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 170,000 Ordinary shares of 29 3/43p each under the Company's Savings Related Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

Exemption number 82-5017

RNS Number:1766I
GUS PLC
29 August 2006

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 170,000 Ordinary shares of 29 3/43p each under the Company's Savings Related Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

Exemption number 82-5017

REG-GUS PLC Shareholder Approval Released: 29/08/2006

RNS Number:1849I
GUS PLC
29 August 2006

Not for distribution in or into the United States, Canada, Australia or Japan

29 August 2006

GUS plc
Shareholder approval for demerger of ARG and Experian

GUS plc, the retail and business services group, announces that at a Court Meeting and an Extraordinary General Meeting of its Ordinary Shareholders to approve the demerger and public listing of Argos Retail Group (ARG) and Experian held earlier today, all of the proposed resolutions were duly passed.

Following this approval, the demerger will result in GUS shareholders receiving one share in each of ARG and Experian for every GUS share they hold. Immediately following the demerger, it is expected that Experian will issue further shares to raise new capital of approximately £800m.

The expected timetable to achieve this is as below:

Thursday 14 September 2006*	Approximate date of publication of ARG and Experian prospectuses. GUS shares go ex-entitlement to the proposed Experian share offer
Friday 6 October 2006*	Suspension of listing of, and dealings in, GUS shares at 4.30 p.m.
Monday 9 October 2006*	When issued dealings commence in ARG and Experian shares
Tuesday 10 October 2006	Demerger becomes effective
Wednesday 11 October 2006	Shares in ARG and Experian commence trading at 8 a.m.

* See notes to editors

Sir Victor Blank, Chairman of GUS, commented:

"We believe this demerger will create further value for our shareholders by enabling them to invest directly in ARG and Experian, both of which have clear strategies for growth. We are delighted that our shareholders have given their support to the demerger."

Enquiries

GUS

David Tyler	Group Finance Director	020 7495 0070
Fay Dodds	Director of Investor Relations	

Finsbury

Rupert Younger 020 7251 3801
Rollo Head

Notes to editors

1. Under the proposals, GUS shareholders on the register at 4.30 p.m. on Friday 6 October 2006 will receive one ARG share and one Experian share in exchange for each GUS share they hold at the time. Holders of GUS ADRs will be entitled to receive one Experian ADR and the net proceeds of sale of their pro rata entitlement to ARG shares. The suspension of listing of and dealings in GUS shares is expected to take place at 4.30 p.m. on Friday 6 October 2006.

2. Application will be made to the FSA for the ARG shares and the Experian shares to be admitted to the Official List and will be made to the London Stock Exchange for such shares to be admitted to trading on the London Stock Exchange ("Admission"). Dealings in ARG and Experian shares are expected to commence at 8.00 a.m. on Wednesday 11 October 2006.

3. Application will be made to the London Stock Exchange to permit when issued dealings in ARG and Experian from 8.00 a.m. on 9 October until Admission. If the demerger does not occur, all conditional dealings will be of no effect and any such dealings will be at the sole risk of the parties concerned.

4. The GUS Board currently expects the Experian Offer to raise approximately £800m. The Experian Offer will comprise a pre-emptive offer to existing GUS shareholders (excluding ADR holders and certain overseas shareholders, provided that overseas institutional shareholders, other than ADR holders, will be eligible to participate where permitted) on a pro rata basis and a non pre-emptive offer of up to 5% of Experian Group's share capital to institutional investors.

5. GUS will issue an update on trading for the five months to 31 August 2006 on 14 September 2006.

6. Details of the voting at the EGM held on 29 August 2006 are available on the GUS website www.gusplc.com

This press release has been prepared by and is the sole responsibility of GUS.

Merrill Lynch International and UBS Limited are acting as financial advisers to GUS and as sponsors to Experian and ARG and for no-one else in connection with the demerger and Admission and will not be responsible to anyone other than GUS, Experian and ARG for providing the protections afforded to customers of Merrill Lynch International and UBS Limited nor for providing advice in relation to the demerger or Admission, or the contents of this announcement.

This announcement is not an offer of securities for sale in the United States or in any other jurisdiction.

These materials are not for distribution into the United States. None of the securities mentioned herein are being registered under the US Securities Act of 1933. Securities may not be offered or sold in the United States absent registration or an exemption from registration. No public offering of securities is being made in the United States.

Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and

uncertainties that could cause actual events or results to differ materially from any expected future events or results referred to in these forward looking statements.

Exemption number 82-5017

RNS Number:1850I
GUS PLC
29 August 2006

GUS plc
Result of Court Meeting

At the Court convened meeting, which was held earlier today, the shareholders of GUS plc overwhelmingly approved the Scheme of Arrangement without modification.

In the poll taken at the Court meeting, the resolution received 508,790,124 votes in favour from 6,361 shareholders and 997,972 votes against from 357 shareholders. The resolution was therefore passed with a majority of both votes and those voting.

Enquiries
GUS

David Tyler	Group Finance Director	020 7495 0070
Fay Dodds	Director of Investor Relations	

Finsbury

Rupert Younger	020 7251 3801
Rollo Head	

Exemption number 82-5017

REG-GUS PLC Additional Listing Released: 30/08/2006

RNS Number:2276I
GUS PLC
30 August 2006

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 200,000 Ordinary shares of 29 3/43p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

The Block listings consist of 50,000 shares to be issued under the GUS plc 1998 Approved Executive Share Option Scheme and 150,000 shares to be issued under the GUS plc 1998 Non-Approved Executive Share Option Scheme.